EXHIBIT 5

(English translation)

Letter of Confirmation of Collateral

May 30, 2016

To: The Kagoshima Bank, Ltd.

Address	2438 Miyanoura-cho, Kagoshima City, Kagoshima Prefecture (Seal)
Debtor and Pledgor	Shin Nippon Biomedical Laboratories, Ltd. Ryoichi Nagata, Representative Chairman, President & CEO

Address
Pledgor

The Pledgor hereby offers the following securities (Pledged Securities) to your Bank as collateral (lien) to secure the Debtor’s performance of the obligation to your Bank listed below. Each provision of the Loan Agreement as separately submitted by the Debtor, together with the covenants set forth below is hereby acknowledged.

Description of the Debtor’s obligation

Title	Initial Borrowing Date	Amount of Initial Borrowing	Due Date of Repayment	Amount currently outstanding
Loan on deeds	May 30, 2016	1,900,000,000 YEN	September 30, 2016	1,900,000,000 YEN
The rest of this table intentionally left blank.

Description of Collateral

Type	Goods/Issue	Par-Value	Amount	Total Par-Value	Notes
Securities	WAVE LIFE SCIENCES LTD	Non Par-Value	1,697,467 Shares		One Ordinary Share Certificate
Securities	WAVE LIFE SCIENCES LTD	Non Par-Value	3,901,348 Shares		One Series A Preferred Share Certificate

(Notes)

1.	In the “Type” column, please indicate whether the pledged collateral is Securities, Goods, or Real Property.
2.	“Par-Value” means the par value per unit of the securities.
3.	For securities, please write the number of certificates in the “Notes” column.

Covenants

Article 1. In the event that the Debtor fails to perform its obligation listed above, your Bank may, without prior notice to the Debtor or the Pledgor, sell or otherwise dispose of any of the pledged collateral in accordance with statutory or other generally appropriate method including the timing and the price thereof and apply the net proceeds thereof to the Debtor’s obligation, regardless of the statutory order of application, after deducting expenses, or take the ownership of the collateral to repay the Debtor’s obligation. Any amount which still remains outstanding thereafter shall be immediately subject to additional claim for recovery.

Article 2. If your Bank acknowledges that the amount secured by the collateral is no longer sufficient due to loss, damage, or declines in the value of the pledged collateral, the Pledgor shall, immediately upon your Bank’s request, offer alterative or additional collateral, or deposit funds to resolve such deficiency. In the event of a breach of this provision, Article 1 shall apply mutatis mutandis, regardless of the repayment due date.

Article 3. Your Bank shall not be responsible or liable for any damage arising out of loss or destruction of, or damage to the pledged collateral, regardless of whether or not such loss, destruction, or damage is caused by force majeure including natural disaster, fire, or theft.

Article 4. The pledged collateral shall be insured under a fire insurance policy to be obtained by the Pledgor, as instructed by your Bank, and the Pledgor shall set a lien on the fire insurance claim in favor of your Bank.

Article 5. The Pledgor and the Debtor shall be jointly and severally bear storage, shipping, administrative and other costs necessary for the safekeeping of the pledged collateral.

Article 6. If securities have been pledged as collateral, any new stock certificate allotted to such securities upon capital increase shall be pledged as additional collateral to your Bank.

Article 7. In the event that a lawsuit becomes necessary in connection with any transaction described hereunder, the Pledgor shall agree to submit the case to the court having jurisdiction over the location of the head office of your Bank.

Article 8.

8.1	The Pledgor will not assert indemnity even if your Bank amends or cancels other collateral or guaranty due to its own reason.

8.2	For the duration of the transaction between the Debtor and your Bank, the Pledgor will not, without your Bank’s consent, exercise any right it receives from your Bank by subrogation upon the Pledgor’s performance of the above obligation. When requested by your Bank, the Pledgor shall assign such rights and/or the order of preference to your Bank at no charge to your Bank.

End of Document